UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Royal Dutch Shell plc introduces Scrip Dividend Programme
The Hague, September 17, 2010

Beginning with its third quarter interim dividend for 2010, Royal Dutch Shell plc (“Shell”) intends to provide shareholders with a choice to receive dividends in cash or in shares via a Scrip Dividend Programme (the “Programme”).

Under the Programme shareholders can increase their shareholding in Shell by choosing to receive new shares instead of cash dividends if declared by Shell.
Only new A Shares will be issued under the Programme, including to shareholders who currently hold B Shares.

Joining the Programme may offer a tax advantage in some countries  compared with receiving cash dividends. In particular, dividends paid out as shares will not be subject to Dutch dividend withholding tax (currently 15 per cent) and will not generally be taxed on receipt by a UK shareholder or a Dutch corporate shareholder.

Shareholders who elect to join the Programme will increase the number of shares held in Shell without having to buy existing shares in the market, thereby avoiding associated dealing costs.

When the Programme is introduced, the Dividend Reinvestment Plans currently provided by Equiniti and Royal Bank of Scotland N.V. will be withdrawn; the dividend reinvestment feature of the plan currently provided by The Bank of New
York Mellon will likewise be withdrawn.  Shareholders who participate in one of these plans will in most cases not automatically be enrolled in the Programme and will in most cases need to elect to join.

Shareholders who do not join the Programme will continue to receive in cash any dividends declared by Shell.

For further information on the Programme, including how to join if you are eligible, please refer to the appropriate publication available on
www.shell.com/scrip.

Documents in respect of the Programme, including a letter from the Chairman, election forms and a summary Q&A booklet, have been published today.  Copies of these documents have also been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.hemscott.com/nsm.do.

Shareholders who wish to speak to someone about the Programme, please see below:

• Holders of share certificates, holders of shares held through CREST or the RDS
Corporate Nominee  please contact our Registrar, Equiniti:
Telephone: 0800 169 1679 (from within the UK) / +44 121 415 7073 (from outside the UK)

• Registered ADS holders please contact The Bank of New York Mellon:
Telephone: 888 737 2377 (from within the US) / +1 201 680 6825 (from outside the
US)

• Beneficial ADS holders please contact your bank, broker or financial intermediary through which you hold your ADSs.

• Holders of shares through a securities account with a bank or another financial institution holding ultimately through Euroclear Nederland, please contact your bank or financial institution using their usual contact details or alternatively contact our Agent, Royal Bank of Scotland N.V.:
Telephone: 00800 3882 4743 (from within the EU) /  +31 20 464 3707 (from outside the EU)

• Shareholders who hold their shares by any other method please contact your bank, broker or financial institution using their usual contact details.

• If you are not sure how you hold your shares or who you should contact from the institutions listed, please contact our Registrar, Equiniti, via their contact details provided above.

Shell Media

International - Shell Media Relations  +31 70 377 3600
USA - Shell U.S. Media Relations +1 713 241 4544

Cautionary Note
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this news release “Shell”, “Shell group”
and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.
‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this news release refer to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as “associated companies”
or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this news release, associates and jointly controlled entities are also referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect (for example, through our 34% shareholding in Woodside Petroleum Ltd.)
ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.
 This news release contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as
‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘intend’’,
‘‘may’’, ‘‘plan’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘probably’’, ‘‘project’’,
‘‘will’’, ‘‘seek’’, ‘‘target’’, ‘‘risks’’, ‘‘goals’’, ‘‘should’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this news release, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Shell’s products; (c)
currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory measures as a result of climate changes; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this news release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional factors that may affect future results are contained in Royal Dutch Shell’s 20-F for the year ended 31 December, 2009
(available at www.shell.com/investor and www.sec.gov ). These factors also should be considered by the reader.  Each forward-looking statement speaks only as of the date of this news release, 17 September 2010. Neither Royal Dutch
Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this news release. There can be no assurance that dividend payments will match or exceed those set out in this news release in the future, or that they will be made at all.
 The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.  We use certain terms in this news release, such as resources and oil in place, that SEC's guidelines strictly prohibit us from including in filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website
www.sec.gov. You can also obtain these forms from the SEC by calling
1-800-SEC-0330

---------------------------------------------------------------
This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-155201 and 333-155201-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 17 September 2010	By:	/s/ M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary